                                                                      Exhibit 20

FORTUNE BRANDS [LOGO]

                                                                    NEWS RELEASE
                                                                    NEWS RELEASE
                                                                    NEWS RELEASE
-----------------------------------------------------------------
Fortune Brands, Inc., 300 Tower Parkway, Lincolnshire, IL  60069


Contact:
Media Relations:                    Investor Relations:
Clarkson Hine                       Anthony J. Diaz
(847) 484-4415                      (847) 484-4410


                          FORTUNE BRANDS REPORTS RECORD
                  FOURTH QUARTER & FULL YEAR EARNINGS PER SHARE

     .    Diluted EPS Up 10% in Quarter and Up 5% for Full Year

     .    Market Share Gains, Jim Beam-ABSOLUT Alliance Enhance Results

     .    Significantly Stronger Balance Sheet; Free Cash Flow Climbs to $311
          Million

Lincolnshire, IL, January 23, 2002 - Fortune Brands, Inc. (NYSE: FO), a leading consumer brands company, today reported record earnings per share for both the fourth quarter and full year 2001. Diluted EPS for the fourth quarter was 78 cents before net gains from one-time items, up 10% from 71 cents a year ago. Fourth quarter results reflect a benefit of approximately four cents per share from successful full-year state tax initiatives finalized in the quarter, more than offset by dilution from the October sale of the U.K.-based private-label Scotch business. For the full year 2001, diluted EPS reached $2.41 before net gains, up 5% from $2.29.

In addition to solid top-line performance by the company's leading consumer brands in a challenging environment, fourth quarter and full-year EPS growth benefited from the success of the company's global spirits and wine distribution alliance with ABSOLUT vodka, aggressive cost controls and productivity improvements, lower interest expense, lower goodwill amortization and fewer shares outstanding. Reflecting significant improvement in inventory management, the company generated $311 million in free cash flow in 2001, a year-over-year increase of 39%.

Reported sales were $1.47 billion for the quarter and $5.68 billion for the year, trailing year-ago records by 2% and 1% respectively. On a comparable basis
- excluding divestiture of the private label Scotch business, excise taxes, foreign exchange and sales of ABSOLUT vodka recorded on an interim basis - sales were off 4% in the quarter and 3% for the year. Reported operating company contribution was $228 million in the quarter and $806 million for the year, off 9% and 8% respectively. On a comparable basis, operating company contribution trailed year-ago results by just 1% in the quarter and 4% for the year.

"In a difficult economic environment that got the best of many other companies, Fortune Brands more than held its own in 2001," Fortune Brands Chairman & Chief Executive

                                     (more)
                             www.fortunebrands.com

FORTUNE BRANDS REPORTS RECORD FOURTH QUARTER & FULL YEAR
EARNINGS PER SHARE, PAGE 2


Officer Norm Wesley said. "We gained share in key markets and developed industry-leading new products. We made major strategic progress, especially in our spirits and wine business. We also substantially strengthened an already attractive balance sheet."

"Let me underscore that in addition to our $311 million in free cash, our major strategic initiatives delivered nearly one billion dollars in proceeds in 2001. That cash enabled us to cut our debt in half and buy back 7.5 million shares in 2001. The strength of our balance sheet is a powerful resource as we look to drive shareholder value even higher in 2002."

                                Outlook for 2002
                                ----------------

"As Fortune Brands enters 2002, our prospects are excellent," Wesley added. "We feel the disciplined strategy that delivered another year of solid performance positions us well to succeed in an economic environment that remains uncertain. Assuming some measure of economic recovery in the second half, we're targeting full-year performance consistent with analysts' current expectations. For the year, the current range of analysts' estimates - adjusted to include 31 cents of lower goodwill amortization for the new FAS 142 goodwill accounting standards that will impact all companies - would be $2.84 to $3.06. Our full-year target is in that range. For the first quarter, the current range of analysts' estimates would be 45 cents to 51 cents, adjusted 8 cents for FAS 142. We're targeting first quarter performance at or above the high end of that range, benefiting from our successful Jim Beam-ABSOLUT alliance and lower borrowing costs."

                          Net Gain from One-Time Items
                          ----------------------------

In the fourth quarter, the company recorded an after-tax net gain of $10 million from one-time items. Gains included $22 million from the previously announced gain on the sale of the private label Scotch business, a previously disclosed tax refund of $17 million for the 1990 to 1992 tax years, and a net tax credit of $73 million that flowed from a successful recapitalization of the company's office products subsidiary. Related to the recapitalization, the company sold shares representing a small minority interest in the subsidiary (less than 2%) to a passive investor, enabling the company to access a tax loss that helped offset the capital gains taxes generated by the spirits and wine alliance with Vin & Sprit. These fourth quarter credits more than offset one-time charges: $35 million in after-tax restructuring and non-recurring charges related principally to the repositioning of the office products business and the downsizing of specialty plumbing parts operations; and an after-tax charge of $67 million to write down select finite-lived intangibles within the office and home products businesses.

Including the net gain from one-time items, the company reported fourth quarter net income of $129 million, or 84 cents per diluted share. Including an after-tax net gain of $13 million for the year, net income was $386 million, or $2.49 per diluted share.

                                      * * *


                                     (more)
                             www.fortunebrands.com

FORTUNE BRANDS REPORTS RECORD FOURTH QUARTER & FULL YEAR
EARNINGS PER SHARE, PAGE 3


Fortune Brands, Inc. is a consumer products company with annual sales exceeding $5 billion. Its operating companies have premier brands and leading market positions in home and hardware products, office products, golf equipment and spirits and wine. Home and hardware brands include Moen faucets, Aristokraft and Schrock cabinets, Master locks and Waterloo tool storage sold by units of MasterBrand Industries, Inc. Major spirits and wine brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek bourbons, DeKuyper cordials, The Dalmore single malt Scotch, Vox vodka and Geyser Peak and Canyon Road wines. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Office brands include Day-Timer, Swingline, Kensington and Wilson Jones sold by units of ACCO World Corporation. Fortune Brands, headquartered in Lincolnshire, Illinois, is traded on the New York Stock Exchange under the ticker symbol FO and is included in the S&P 500 Index.

To receive company news releases by e-mail, please visit www.fortunebrands.com.
                                                         ---------------------

                                      * * *

This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, changes in interest rates, competitive product and pricing pressures, trade consolidations, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, changes in golf equipment regulatory standards, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, challenges in the integration of acquisitions and joint ventures, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

                                      # # #

                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                                         Three Months Ended December 31,
                                                         -------------------------------
                                                          2001         2000     % Change
                                                         -------     -------    --------
Net Sales*                                              $1,472.0    $1,500.5    (1.9)

    Cost of goods sold                                     807.4       792.3     1.9

    Excise taxes on spirits and wine                        95.2        98.4    (3.3)

    Advertising, selling, general
         and administrative expenses*                      350.5       368.9    (5.0)

    Amortization of intangibles                             15.3        20.0   (23.5)

    Write-down of identifiable intangibles/goodwill         73.3       502.6     --

    Restructuring and other
          nonrecurring charges                              55.8        42.6     --

    Interest expense                                        17.7        33.3   (46.8)

    Other (income) expense, net**                          (46.8)       (2.0)    --

Income (Loss) Before Taxes                                 103.6      (355.6)    --

    Income taxes                                           (29.4)       15.5     --

    Minority interests                                       4.2         1.6     --

Net Income (Loss)                                          128.8      (372.7)    --

Earnings Per Common Share

    Basic

    Income from operations                                 $ 0.80      $ 0.72   11.1

    Tax credit                                               0.49        --      --

    Reversal of prior year tax
        reserve no longer required                           --          0.19    --

    Gain on sale UK Private Label Scotch                     0.15        --      --

    Write-down of identifiable intangibles/goodwill          (0.45)     (3.15)  85.7

    Interest income on tax refund                             0.12        --     --

    Restructuring and other
         nonrecurring charges                               (0.24)      (0.17) (41.2)

    Net Income (loss)                                        0.87       (2.41)   --

    Diluted

    Income from operations                                 $ 0.78      $ 0.72    8.3

    Tax credit                                               0.48        --      --

    Reversal of prior year tax
        reserve no longer required                           --          0.19    --

    Gain on sale UK Private Label Scotch                     0.14        --      --

    Write-down of identifiable intangibles/goodwill         (0.44)      (3.15)  86.0

    Interest income on tax refund                            0.11        --      --

    Restructuring and other
         nonrecurring charges                               (0.23)      (0.17) (35.3)

    Net Income (loss)                                        0.84       (2.41)   --


Avg. Common Shares Outstanding
    Basic                                                   148.6        154.5  (3.8)

    Diluted                                                 152.8        154.5  (1.1)


*Prior periods restated to reflect the January 1, 2001 required adoption of EITF issue No. 00-22 relating to the classification of certain sales incentives. This reclassification does not result in a change in the Company's earnings or earnings per common share.

**Prior periods restated to exclude minority interests now classified separately.

                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                                        Twelve Months Ended December 31,
                                                        --------------------------------
                                                         2001         2000     % Change
                                                        --------     -------   --------
Net Sales*                                              $5,678.7    $5,752.0    (1.3)

    Cost of goods sold                                   3,090.3     3,052.4     1.2

    Excise taxes on spirits and wine                       360.4       352.7     2.2

    Advertising, selling, general
         and administrative expenses*                    1,461.2     1,513.1    (3.4)

    Amortization of intangibles                             62.7        79.6   (21.2)

    Write-down of identifiable intangibles/goodwill         73.3       502.6   (85.4)

    Restructuring and other
          nonrecurring charges                              98.1        73.0    34.4

    Interest expense                                        96.8       133.8   (27.7)

    Other (income) expense, net**                          (56.0)        0.8     --

Income (Loss) Before Taxes                                 491.9        44.0     --

    Income taxes                                            94.4       176.6   (46.5)

    Minority interests                                      11.5         5.1     --

Net Income (Loss)                                          386.0      (137.7)    --

Earnings Per Common Share

    Basic

    Income from operations                                  $2.46       $2.32    6.0

    Tax credit                                               0.48        --      --

    Reversal of prior year tax
        reserve no longer required                           0.21        0.19   10.5

    Gain on sale UK Private Label Scotch                     0.15        --      --

    Write-down of identifiable intangibles/goodwill         (0.44)      (3.09)  85.8

    Interest income on tax refund                            0.11        --      --
    Restructuring and other
         nonrecurring charges                               (0.42)      (0.30) (40.0)

    Net Income (loss)                                        2.55       (0.88)   --

    Diluted

    Income from operations                                  $2.41       $2.32    3.9

    Tax credit                                               0.47        --      --

    Reversal of prior year tax
        reserve no longer required                           0.20        0.19    5.3

    Gain on sale UK Private Label Scotch                     0.14        --      --

    Write-down of identifiable intangibles/goodwill         (0.43)      (3.09)  86.1

    Interest income on tax refund                            0.11        --      --
    Restructuring and other
         nonrecurring charges                               (0.41)      (0.30) (36.7)

    Net Income (loss)                                        2.49       (0.88)   --

Avg. Common Shares Outstanding
    Basic                                                   151.7       157.6   (3.7)

    Diluted                                                 155.3       157.6   (1.5)

Actual Common Shares Outstanding
    Basic                                                   148.0       153.5   (3.6)

    Diluted                                                 152.3       156.4   (2.6)


*Prior periods restated to reflect the January 1, 2001 required adoption of EITF issue No. 00-22 relating to the classification of certain sales incentives. This reclassification does not result in a change in the Company's earnings or earnings per common share.

**Prior periods restated to exclude minority interests now classified separately.

                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)
                                   (Unaudited)

SEGMENT DATA

                                           Three Months Ended            Twelve Months Ended
                                              December 31,                  December 31,
                                       --------------------------     -------------------------
                                        2001      2000   % Change     2001      2000   % Change
                                        ----      ----   --------     ----      ----   --------
Net Sales*

Home Products                        $  558.8   $  569.5   (1.9)   $2,106.8   $2,122.5   (0.7)

Office Products                         344.6      407.5  (15.4)    1,256.1    1,435.4  (12.5)

Golf Products                           173.6      159.6    8.8       946.5      965.2   (1.9)

Spirits and Wine                        395.0      363.9    8.5     1,369.3    1,228.9   11.4

Total                                $1,472.0   $1,500.5   (1.9)   $5,678.7   $5,752.0   (1.3)

Operating Company Contribution**

Home Products                        $   92.2   $   99.2   (7.1)   $  318.1   $  340.4   (6.6)

Office Products                          22.2       30.3  (26.7)       50.1       79.5  (37.0)

Golf Products                            13.7        7.3   87.7       131.3      145.2   (9.6)

Spirits and Wine                         99.4      112.4  (11.6)      306.0      309.1   (1.0)

Total                                $  227.5   $  249.2   (8.7)   $  805.5   $  874.2   (7.9)


* Prior periods restated to reflect the January 1, 2001 required adoption of EITF issue No. 00-22 relating to the classification of certain sales incentives. This reclassification did not result in a change in the Company's operating company contribution, earnings, or earnings per common share.

** Operating company contribution (OCC) is net sales less all costs and expenses other than restructuring and other nonrecurring charges, write-downs of identifiable intangibles and goodwill, amortization of intangibles, corporate administrative expense, interest and related expenses, other (income) expense, net, income taxes and minority interests.

INCOME FROM OPERATIONS BEFORE NET GAINS & CHARGES

The following sets forth income from operations before net gains & charges, which in 2001, represents income before the $55.8 million ($35.5 million after tax) and $98.1 million ($63.3 million after tax) restructuring and other nonrecurring charges taken in the three-month and twelve-month periods ended December 31, 2001, respectively. Income from operations before charges is adjusted to exclude a $72.9 million tax credit and a $31.0 million tax reserve reversal taken in the twelve-month period ended December 31, 2001. In addition, income from operations before charges is adjusted to exclude $73.3 million ($67.1 million after tax) identifiable intangibles write-down, $28.5 million ($17.3 million after tax) interest income on tax refund, and $16.6 million ($21.8 million after tax gain) from sale of UK Private Label Scotch for the three and twelve-month periods ended December 31, 2001.

In addition, the following sets forth income from operations before net gains & charges in 2000, which represents income before the $42.6 million ($27.4 million after tax) and $73.0 million ($46.6 million after tax) restructuring and other nonrecurring charges taken in the three-month and twelve-month periods ended December 31, 2000, respectively. Income from operations before charges was adjusted to exclude $502.6 million ($487.3 million after tax) goodwill write-down and a $30.0 million tax reserve reversal taken in the three-month and twelve-month periods ended December 31, 2000.

                                                     Three Months Ended December 31,
                                                     -------------------------------
                                                        2001       2000     % Change
                                                     --------   -------     --------
Income from Operations Before Net Gains & Charges     $119.3      $112.0      6.5

Earnings Per Common Share
Basic                                                   $0.80       $0.72    11.1

Diluted                                                  0.78        0.71     9.9

                                                     Twelve Months Ended December 31,
                                                     -------------------------------
                                                        2001       2000     % Change
                                                     --------   -------     --------
Income from Operations Before Net Gains & Charges      $373.4      $366.2      2.0

Earnings Per Common Share
Basic                                                    $2.46       $2.32     6.0

Diluted                                                   2.41        2.29     5.2

RESTRUCTURING AND OTHER NONRECURRING CHARGES

The Company recorded pre-tax restructuring and nonrecurring charges of $98.1 million in the twelve-month period ended December 31, 2001. The charges principally relate to product line discontinuations and rationalization of operations in the office segment, workforce reductions and rationalization of operations in the home segment and capacity reductions in select technology platforms in the golf segment.

                                               Three Months Ended
                                               December 31, 2001
                                    (In millions, except per share amounts)

                                                          Nonrecurring
                                                 -------------------------------
                                                   Cost of
                                Restructuring    Sales Charges    SG & A Charges     Total
                                -------------    -------------    --------------     -----
Home Products                        $15.2           $ 9.0           $ --          $24.2

Office Products                       15.2            10.0            2.2           27.4

Golf Products                          3.0             1.2             --            4.2

Total                                $33.4           $20.2           $2.2          $55.8

Income Tax Benefit                                                                  20.3

Net Charge                                                                         $35.5

Charge Per Common Share

Basic                                                                              $0.24

Diluted                                                                            $0.23

                                               Twelve Months Ended
                                               December 31, 2001
                                    (In millions, except per share amounts)

                                                          Nonrecurring
                                                 -------------------------------
                                                   Cost of
                                Restructuring    Sales Charges    SG & A Charges     Total
                                -------------    -------------    --------------     -----

Home Products                        $15.2           $ 9.0          $  --          $24.2

Office Products                       27.2            27.8           14.7           69.7

Golf Products                          3.0             1.2             --            4.2

Total                                $45.4           $38.0          $14.7          $98.1

    Income Tax Benefit                                                              34.8

    Net Charge                                                                     $63.3

Charge Per Common Share

Basic                                                                              $0.42

Diluted                                                                            $0.41

                              FORTUNE BRANDS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (In millions)

                                                                    December 31,   December 31,
                                                                       2001           2000
                                                                   ------------   -------------
                                                                    (Unaudited)
Assets

   Current assets
      Cash and cash equivalents                                       $   48.7      $  20.9

      Accounts receivable, net                                           860.6         952.1

      Inventories                                                        856.6       1,079.2

      Other current assets                                               203.7         212.3

         Total current assets                                          1,969.6       2,264.5

   Property, plant and equipment, net                                  1,158.4       1,205.1

   Intangibles resulting from
     business acquisitions, net                                        1,789.6       1,989.4

   Other assets                                                          383.3         305.1

         Total assets                                                 $5,300.9      $5,764.1

Liabilities and Stockholders' Equity

   Current liabilities
      Short-term debt                                                 $   37.8      $  793.6

      Current portion of long-term debt                                    1.4          12.4

      Other current liabilities                                        1,219.2       1,233.9

         Total current liabilities                                     1,258.4       2,039.9

   Long-term debt                                                        950.3       1,151.8

   Other long-term liabilities*                                          598.7         422.1

   Minority interests                                                    390.8          14.4

         Total liabilities                                             3,198.2       3,628.2

   Stockholders' equity                                                2,102.7       2,135.9

         Total liabilities and
           stockholders' equity                                       $5,300.9      $5,764.1


*Prior period restated to exclude minority interests now classified separately.